Exhibit 32

Goodness Growth Holdings and Grown Rogue International
Announce the Completed Issuance of Warrants

– Goodness Growth and Grown Rogue each issued warrants to the other to purchase listed shares –

– Issuances were announced in May at the same time as a strategic agreement between the Parties –

MINNEAPOLIS, MN and MEDFORD, OR – Oct. 6, 2023 – Goodness Growth Holdings, Inc. (“Goodness Growth”) (CSE: GDNS; OTCQX: GDNSF), and Grown Rogue International, Inc. (“Grown Rogue”) (CSE: GRIN; OTC: GRUSF) (collectively the “Parties” or the “Companies”), today announced that they have completed the issuance of warrants to purchase listed shares as previously announced on May 25, 2023.

In May, the Companies announced their intention to issue warrants (as described herein) at the same time the Companies announced a strategic agreement (the “Agreement”) whereby Grown Rogue supports Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower in Minnesota and Maryland. The issuance of those warrants has now been completed.

On October 5, 2023, Goodness Growth issued 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to C$0.317 (US$0.233), which represented a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares on the trading day immediately prior to the effective date of the Agreement. Similarly, Grown Rogue issued 8,500,000 warrants to purchase shares of Grown Rogue to Goodness Growth, with a strike price equal to C$0.225 (US$0.166), which represented a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s subordinate voting shares on the trading day immediately prior to the effective date of the Agreement. The warrants exchanged in the agreement were issued with five-year terms to exercise (provided that the Grown Rogue warrants may terminate earlier on an insolvency event relating to Goodness Growth), may not be registered with the United States Securities & Exchange Commission or qualified by any Canadian provincial securities commission, and are not assignable except as set forth in the warrant certificates, as more particularly described in the May 25, 2023 announcement.

The aforementioned warrants and shares underlying such warrants are subject to a four-month and one-day hold period from the date of issuance under applicable Canadian securities laws.

About Goodness Growth Holdings, Inc.

Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF) is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. Today, the Company is licensed to grow, process, and/or distribute cannabis in four markets and operates 14 dispensaries in three states. For more information about Goodness Growth Holdings, please visit www.goodnessgrowth.com.

About Grown Rogue International, Inc.

Grown Rogue International, Inc. (CSE: GRIN; OTC: GRUSF), is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon where it has demonstrated its capabilities in the highly competitive and discerning Oregon market and, more recently, successfully expanded its platform to Michigan. The Company combines its passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Its strategy is to pursue capital efficient methods to expand into new markets, bringing craft quality and value to more consumers. The Company also continues to make modest investments to improve its outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information about Grown Rogue, please visit www.grownrogue.com.

Contact Information:

Goodness Growth Holdings, Inc.:

Amanda Hutcheson

Senior Manager, Communications

amandahutcheson@goodnessgrowth.com

(919) 815-1476

Grown Rogue International, Inc.:

Investor Relations Desk

invest@grownrogue.com

(458) 226-2100

Forward-Looking Statement Disclosure

This press release contains “forward-looking information” within the meaning of applicable United States and Canadian securities legislation. To the extent any forward-looking information in this press release constitutes “financial outlooks” within the meaning of applicable United States or Canadian securities laws, such information is being provided as preliminary financial results and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Forward-looking information contained in this press release may be identified by the use of words such as “should,” “believe,” “could,” “looking forward,” “may,” “continue,” “expect,” “will,” “subject to,” and variations of such words and phrases, or any verbs in the future tense. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Goodness Growth and Grown Rogue or their subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Forward-looking information is based upon a number of estimates and assumptions of Goodness Growth’s and Grown Rogue’s management teams, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Goodness Growth and Grown Rogue believe that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Goodness Growth and Grown Rogue can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to, risks related to the timing of adult-use legislation in markets where the Company currently operates; current and future market conditions, including the market price of the subordinate voting shares Goodness Growth and Grown Rogue; risks related to epidemics and pandemics, federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity risks and other risk factors set out in Goodness Growth and Grown Rogue’s Annual Reports for the year ended December 31, 2022, which are available, if applicable, on EDGAR with the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators and available under the Goodness Growth’s and Grown Rogue’s company profiles on SEDAR at www.sedar.com.

The statements in this press release are made as of the date of this release. Except as required by law, Goodness Growth and Grown Rogue undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

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